SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549




                            SCHEDULE 14D-9
                          (Amendment No. 24)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934


                            ITT CORPORATION

                       (Name of Subject Company)


                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)


                      Common Stock, no par value
           (including the associated Series A Participating
             Cumulative Preferred Stock Purchase Rights)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)





                         RICHARD S. WARD, ESQ.
                       Executive Vice President,
                General Counsel and Corporate Secretary
                            ITT Corporation
                      1330 Avenue of the Americas
                        New York, NY 10019-5490
                            (212) 258-1000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        PHILIP A. GELSTON, ESQ.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000


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                             INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 7.   Certain Negotiations and Transactions by the Subject
          Company.

          The response to Item 7 is hereby amended by adding the following after the final paragraph of Item 7:

          On August 1, 1997, ITT Sheraton Corporation entered into an agreement in principle with Davis Gaming, L.L.C. ("Davis Gaming"), a Delaware limited liability company owned by Marvin Davis, to form two 50/50 joint ventures to own The Desert Inn Resort and Casino (the "Desert Inn") in Las Vegas, Nevada, and a 34 acre parcel of land adjacent to the Desert Inn. The Desert Inn and the 34 acre parcel of land are currently owned by a subsidiary of the Company. Under the terms of the agreement in principle, the Company will receive $250 million in cash, including a $150 million cash payment from Davis Gaming and $100 million from the proceeds of new debt issued by the Desert Inn joint venture. The Company, through its Caesars World, Inc. subsidiary, will manage the Desert Inn for a period of ten years with an option to extend the management contract for an additional ten-year period. Over the next two years the joint venture partners will carefully consider the feasibility of developing a new hotel and casino on the 34 acre parcel. Should the decision be made to proceed, ITT will also manage the new property. At the insistence of Davis Gaming, the transaction documentation will include certain "change of control" provisions similar to those which have been included in other transactions since the commencement of the Hilton Offer.

          The transaction, which is subject to the execution of definitive agreements, due diligence and certain other customary closing conditions, is expected to be completed by November 1, 1997. The Company's rights under the transaction will be retained by Destinations, the subsidiary of the Company that will hold the
Company's  hotels  and  gaming  business,   after  completion  of  the
Distributions.

          A copy of a press release announcing the transaction and the agreement in principle are filed as Exhibits 79 and 80 hereto, respectively, and are incorporated herein by reference. The foregoing description of the agreement in principle is qualified in its entirety by reference to the agreement in principle.

Item 9.   Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibits:

79.            Text of Press Release issued by the Company dated
               August 3, 1997.

80. Agreement in principle between ITT Sheraton Corporation and Davis Gaming, L.L.C., dated August 1, 1997.

                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   ITT CORPORATION



                                   By   /s/ RICHARD S. WARD
                                        Name:  Richard S. Ward
                                        Title: Executive Vice President,
                                               General Counsel and
                                               Corporate Secretary


Dated as of August 4, 1997

                             EXHIBIT INDEX

Exhibit                       Description                    Page No.

(79) Text of Press Release issued by the Company dated August 3, 1997.

(80)           Agreement in principle between ITT Sheraton
               Corporation and Davis Gaming, L.L.C.,
               dated August 1, 1997.